SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

RIBAPHARM INC.

(Name of Subject Company)

RIBAPHARM INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

Common Stock: 762537108

(CUSIP Number of Class of Securities)

Daniel J. Paracka

Chairman of the Board

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

(714) 427-6236

With Copies to:

Elizabeth A. Brower, Esq.

Paul, Hastings, Janofsky & Walker LLP

1055 Washington Boulevard

Stamford, Connecticut 06901

(203) 961-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

This Amendment No. 4 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003 and as subsequently amended (the “Schedule 14D-9”) by Ribapharm Inc., a Delaware corporation (“Ribapharm” or the “Company”), relating to the tender offer by Rx Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), to purchase all of the outstanding shares of Ribapharm’s common stock, par value $.01 per share, which are not currently owned by ICN and its subsidiaries (the “Publicly Held Shares”), at a purchase price of $5.60 per share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). The Offer is disclosed on a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on June 10, 2003 by ICN and as subsequently amended (the “Schedule TO”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

The subsection entitled “Background of the Transaction” of Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

On July 2, 2003, the Ribapharm Board (except Dr. Smith and Mr. Costa) met telephonically with representatives of Paul Hastings, Young Conaway and Morgan Stanley. At this meeting, the Ribapharm Board determined it to be in the best interests of the Company and its stockholders, in exchange for ICN’s agreement not seek to change the September 3, 2003 date set by the Delaware Chancery Court to hear ICN’s motion for a preliminary injunction, to amend the Rights Plan so that the mere pendency of ICN’s tender offer (as that tender offer may be amended or extended from time to time) will not trigger a Distribution Date. The Board authorized its legal counsel to enter into such agreement with ICN and authorized the foregoing amendment to the Rights Plan. The Ribapharm Board also affirmed its continued willingness to negotiate the terms of the tender offer with ICN.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED

The subsection entitled “Rights Plan-Extension of the Distribution Date under the Rights Plan” of Item 8 is hereby amended and restated in its entirety to read as follows:

Amendment to the Distribution Date under the Rights Plan

On June 25, 2003, the Ribapharm Board resolved to extend the Distribution Date, as it relates to ICN’s Offer (set at that time for July 11, 2003), by one day for each day that the expiration date of ICN’s Offer is extended, subject to the Ribapharm Board’s continuing ability to extend the Distribution Date at its own discretion. On July 2, 2003, pursuant to an agreement with ICN and upon the authorization of the Ribapharm Board, the Rights Plan was amended so that the mere pendency of the tender offer made by ICN (as that tender offer may be amended or extended from time to time) will not trigger a Distribution Date. Accordingly, ICN’s pending tender offer will not constitute a Distribution Date and thereby cause the exercisability of the Rights under the Rights Plan unless ICN (i) acquires beneficial ownership of 89.9% or more of the outstanding Common Stock of the Company or (ii) signs a written consent of stockholders which removes a majority of the Board of Directors without 35 days advance notice to the Company.

ITEM 9.     EXHIBITS

Item 9 is hereby amended and supplemented by adding the following thereto:

1

(e)(49)	First Amendment to Rights Agreement, dated as of July 2, 2002, by and between Ribapharm Inc. and Continental Stock Transfer & Trust Company, as Rights Agent (Exhibit 4.1 to Current Report on Form 8-K filed on July 2, 2003)*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIBAPHARM INC.

By:	/s/ Daniel J. Paracka

Name: Daniel J. Paracka Title: Chairman of the Board of Directors

Dated: July 2, 2003